SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


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                                  SCHEDULE TO
                                (RULE 14D-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


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                       MICROCELL TELECOMMUNICATIONS INC.


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                      (Name of Subject Company (Issuer))


                             ROGERS WIRELESS INC.
                      ROGERS WIRELESS COMMUNICATIONS INC.


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                      (Name of Filing Persons, Offerors)


                       CLASS A RESTRICTED VOTING SHARES
                           CLASS B NON-VOTING SHARES
                                 WARRANTS 2005
                                 WARRANTS 2008

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                       (Title of Classes of Securities)


                                   59501T882
                                   59501T874
                                   59501T163
                                   59501T171

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                    (CUSIP Numbers of Class of Securities)

                             DAVID P. MILLER, ESQ.
                             ROGERS WIRELESS INC.
                      ONE MOUNT PLEASANT ROAD, 16TH FLOOR
                           TORONTO, ONTARIO M4Y 2Y5
                                    CANADA
                                (416) 935-1100

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                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                             John T. Gaffney, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                            New York, NY 10019-7475
                                (212) 474-1000

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



          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 30, 2004 (as amended, the "Schedule TO"), relating to the offers (collectively, the "Offers") by Rogers Wireless Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act (the "CBCA") and a wholly-owned subsidiary of Rogers Wireless Communications Inc. (the "Parent"), a corporation incorporated under the CBCA, to purchase all of the issued and outstanding class A restricted voting shares (the "Class A Shares"), class B non-voting shares (the "Class B Shares" and, collectively with the Class A Shares, together with the associated Rights, the "Shares," including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights and the Warrants), Warrants 2005 (the "Warrants 2005") and Warrants 2008 (the "Warrants 2008" and, collectively with the Warrants 2005, the "Warrants," and together with the Shares, the "Securities"), of Microcell Telecommunications Inc. (the "Company"), a corporation incorporated under the CBCA, at a purchase price of Cdn.$35.00 per Class A Share, Cdn.$35.00 per Class B Share, Cdn.$15.79 per Warrant 2005 and Cdn.$15.01 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated September 30, 2004, and the related Letters of Acceptance and Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the "Offering Materials").

          Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offers to Purchase and Circular.

ITEM 4.  TERMS OF THE TRANSACTION

The Glossary to the Offers to Purchase and Circular is hereby amended by adding the following definition on page 12 of the Offers to Purchase and Circular after the definition of "Support Agreement":

         "TAKE UP", in reference to Securities, means to accept such Securities for payment by giving written notice of such acceptance to the Depositary. "TAKING UP" and "TAKEN UP" have correlative meanings.

The first sentence in the second paragraph on page 19 of the Offers to Purchase and Circular is hereby amended and restated in its entirety as follows:

          "The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such assertion, including any unintentional action or inaction by the Offeror, or, subject to the terms of the Support Agreement, may be waived by the Offeror in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have."

The first sentence in the second paragraph on page 20 of the Offers to Purchase and Circular under the caption "Conditions of the Class B Offer and the Warrant Offers" is hereby amended and restated in its entirety as follows:

          "The foregoing condition to the Class B Offer and Warrant Offers is for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such assertion, including any unintentional action or inaction by the Offeror, or, subject to the terms of the Support Agreement, may be waived by the Offeror in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have."

The last sentence of the first paragraph on page 21 of the Offers to Purchase and Circular is hereby amended and restated in its entirety as follows:

          "Notwithstanding the foregoing, but subject to applicable law, in the event all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, the Offeror may not extend such Offer past the then current Expiry Time unless the Offeror first takes up all Shares or Warrants validly deposited under such Offer and not withdrawn. Any such extension would be a Subsequent Offering Period."

The first sentence of the second paragraph on page 22 of the Offers to Purchase and Circular is hereby amended and restated in its entirety as follows:

          "A Subsequent Offering Period, if one is included, does not constitute an extension of the applicable Offer for purposes of the Exchange Act, although it does constitute an extension of the applicable Offer under Canadian securities laws. Under Canadian securities laws, in order for the Offeror to take up and pay for additional Securities deposited after the initial Expiry Time, the Offeror must either (i) extend such Offer in accordance with Canadian securities laws (which extension would be treated as a Subsequent Offering Period in the United States) or (ii) initiate a new offer in respect of such Securities, which new offer could not be consummated for at least 35 days."

Subparagraph (a) on page 23 of the Offers to Purchase and Circular is amended and restated in its entirety as follows:

          "(a) at any time before the Securities have been taken up by the Offeror;"

Subparagraph (b) on page 23 of the Offers to Purchase and Circular is amended and restated in its entirety as follows:

          "(b) during a Subsequent Offering Period, at any time before the expiration of ten days from the date of a notice of change or variation to one or more of the Offers; provided, however, that this right of withdrawal will not apply (i) in respect of Securities taken up by the Offeror prior to the Subsequent Offering Period,
          (ii) where a variation of the terms of one or more of the Offers consists solely of an increase in the consideration offered for the Securities and the period during which Securities may be deposited pursuant to the Offer(s) is not extended for more than ten days, or
          (iii) where a variation of the terms of one or more of the Offers consists solely of the waiver of a condition to such Offer(s) and such waiver does not require an extension of the Subsequent Offering Period under applicable laws;"

The third paragraph on page 24 of the Offers to Purchase and Circular is hereby amended and restated in its entirety as follows:

          "Notwithstanding the provisions of United States federal securities laws relating to subsequent offering periods, the Offeror will permit withdrawal of deposited Securities during any Subsequent Offering Period, if there is one, at any time prior to such Securities being taken up by the Offeror. When all the terms and conditions of the Offers have been complied with or waived, the Offeror will forthwith notify the TSX and issue a press release over the Dow Jones News Wire Service to that effect, which press release will disclose the approximate number of Securities deposited in the Offers and the approximate number that will be taken up."

The last paragraph on page 27 of the Offers to Purchase and Circular is hereby amended and restated in its entirety as follows:

          "The Offers and all contracts resulting from the acceptance of the Offers shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offers unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario. The foregoing shall not restrict the applicability to the Offers of the securities laws of the United States or any other applicable jurisdiction. However, Securityholders should be aware that the enforcement by Securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is governed by the laws of Canada, that the majority of its officers and directors reside outside the United States, that some of the Dealer Managers or experts named in the Offers to Purchase and Circular reside outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States. Securityholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The following sentences are hereby added to the end of the first paragraph of
Section 8 of the Circular "Source of Funds" on page 43 of the Offers to Purchase and Circular:

          "RCI intends to fund the Bridge Loan of up to $900 million using (i) cash on hand, (ii) cash to be received in the form of a return of capital from Rogers Cable Inc., a corporation governed by the Business Corporations Act (Ontario) and a wholly owned subsidiary of RCI and (iii) cash to be received in the form of a partial repayment of an intercompany advance made to Rogers Media Inc., a corporation governed by the Business Corporations Act (British Columbia) and a wholly owned subsidiary of RCI. Each of Rogers Cable Inc. and Rogers Media Inc. will make draw downs under their committed bank credit facilities to fund the cash transfers to RCI."

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2004



                                 ROGERS WIRELESS INC.


                                 By: /s/ Graeme McPhail
                                     ----------------------------------------
                                     Name:  Graeme McPhail
                                     Title: Vice President, Associate General
                                            Counsel


                                 ROGERS WIRELESS COMMUNICATIONS INC.

                                 By: /s/ Graeme McPhail
                                     ----------------------------------------
                                     Name:  Graeme McPhail
                                     Title: Vice President, Associate General
                                            Counsel